

June 28, 2011

Via E-mail
David Roberts
Chief Executive Officer
Alexander Mortgage REIT, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

> **Re: AG Mortgage Investment Trust, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed June 22, 2011**
> **File No. 333-172656**

Dear Mr. Roberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that, concurrently with the initial public offering of 3,750,000 shares of your common stock, you will also offer 3,205,000 units (each unit consisting of one private placement share and one private placement warrant) in a private placement. Please provide us with a detailed analysis of why the offering of the private placement units should not be integrated with the initial public offering. Please refer to Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.25. To the extent any investors in the private placement will not be institutional accredited investors, please address in your analysis whether such investors were solicited as investors in the initial public offering.

Underwriting, page 170

2.   Please revise your disclosure to identify each underwriter that has had an investment or commercial banking relationship with the advisor and its affiliates and briefly describe the nature of the relationships.

Item 33. Recent Sales of unregistered securities, page II-1

3.   Please revise this section to provide the disclosure required by Item 701(d) of Regulation S-K.

Note 3 – Significant Accounting Policies

Underwriting Commissions and Offering Costs, page F-4

4.   You disclose that pursuant to the terms of your expected agreements with your manager and the underwriters, you will pay the underwriting discount to each if your earnings over a period of time exceed a predefined threshold. You also disclose on page F-5 that no underwriting discount will be borne by you. Please clarify and revise your disclosures throughout the filing to properly reflect, if true, that you may be required to refund the underwriting discount if certain earnings thresholds are met.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Stephen E. Older, Esq.
    Thomas P. Conaghan, Esq.